SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WEST BANCORPORATION, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

95123P106

(CUSIP Number)

William R. Kunkel

American Equity Investment Life Holding Company

 Executive Vice President—Legal and General Counsel

6000 Westown Parkway

West Des Moines, Iowa 50266

Telephone: (515) 221-0002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shilpi Gupta, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

June 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95123P106		Page 2 of 4

1	Names of Reporting Persons American Equity Investment Life Holding Company(1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person HC; CO

(1) American Equity Investment Life Holding Company was the beneficial owner of the Common Stock (as defined below) which was held through its wholly owned subsidiary, American Equity Life Insurance Company.

This Amendment No. 1 (this “Amendment No. 1”) is filed with respect to the shares of common stock, no par value per share (the “Common Stock”), of West Bancorporation, Inc., an Iowa corporation (the “Issuer”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 18, 2008 (the “Initial Statement”), by American Equity Investment Life Holding Company (“American Equity”) as the indirect beneficial owner of the Common Stock held by its wholly owned subsidiary, American Equity Investment Life Insurance Company (“American Equity Life”).

Item 2.  Identity and Background.

This Amendment No. 1 is filed by American Equity as the former indirect beneficial owner of the Common Stock which was held through its wholly owned subsidiary, American Equity Life.  The business address of American Equity and American Equity Life is 6000 Westown Parkway, West Des Moines, Iowa 50266.

Item 3.  Source and Amount of Funds or Other Consideration.

As of June 5, 2013, neither American Equity nor American Equity Life beneficially owned any shares of Common Stock.

Item 4.  Purpose of Transaction.

The information set forth in Item 5 of this Amendment No. 1 is hereby incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

As of June 5, 2013, neither American Equity nor American Equity Life beneficially owned any shares of Common Stock. American Equity had the sole power to direct the vote and direct the disposition of the Common Stock prior to the sale of the shares of Common Stock described below.

Pursuant to a Stock Repurchase Agreement with the Issuer dated as of June 4, 2013 (the “Stock Repurchase Agreement”), American Equity and American Equity Life agreed to sell 1,440,592 shares of Common Stock held directly by American Equity Life to the Issuer at a price of $10.95 per share, which sale was consummated on June 5, 2013.  As a result of the consummation of the sale pursuant to the Stock Repurchase Agreement, neither American Equity nor American Equity Life beneficially owns any shares of Common Stock.  Other than pursuant to the foregoing, during the past sixty days, there were no purchases or sales of Common Stock by American Equity or any person or entity controlled by American Equity or any person or entity for which American Equity possesses voting or dispositive control over the securities thereof.

Immediately following the sale of the shares of Common Stock described above, American Equity and American Equity Life ceased to beneficially own more than 5% of the Issuer’s outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 5 of this Amendment No. 1 is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:       Stock Repurchase Agreement, dated June 4, 2013, by and among West Bancorporation, Inc., American Equity Investment Life Holding Company and American Equity Life Insurance Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

By:	/s/ Ted M. Johnson
	Name:	Ted M. Johnson
	Title:	Chief Financial Officer and Treasurer